Registration No. 333 -
As filed with the Securities and Exchange Commission on May 1, 2008
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
            THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
                    EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                                   -----------

                                   NESTLE S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                   -----------

                                       N/A
                   (Translation of issuer's name into English)

                                   -----------

                                   Switzerland
            (Jurisdiction of incorporation or organization of issuer)

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                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                   -----------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   -----------

                                Nestle USA, Inc.
                            800 North Brand Boulevard
                               Glendale, CA 91203
                             Attention: Don Gosline
   (Address, including zip code, and telephone number, including area code, of agent for service)

                   -------------------------------------------

                                   Copies to:

     Ronald Cami, Esq.          David Frick, Esq.       Herman H. Raspe, Esq.
Cravath, Swaine & Moore LLP        Nestle S.A.            Patterson Belknap
      Worldwide Plaza             Av. Nestle 55           Webb & Tyler LLP
     825 Eighth Avenue            CH-1800 Vevey      1133 Avenue of the Americas
 New York, New York 10019          Switzerland        New York, New York 10036

                   -------------------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |X| immediately upon filing.
                                                    |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

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
                                           CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
                                                           Proposed Maximum     Proposed Maximum
       Title of Each Class of             Amount to be      Aggregate Price    Aggregate Offering       Amount of
     Securities to be Registered           Registered          Per Unit*            Price**          Registration Fee
----------------------------------------------------------------------------------------------------------------------
American Depositary Shares, every
four (4) American Depositary Shares
representing one (1) registered           300,000,000             $5.00           $15,000,000.00          $589.50
share, nominal value CHF 1 per
share, of Nestle S.A.
----------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

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

            This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                                      PART I

                                        INFORMATION REQUIRED IN PROSPECTUS

                                               Cross Reference Sheet

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of depositary and address of its principal executive     Face of Receipt -  Introductory paragraph.
     office

2.   Title of American Depositary Shares (the "ADSs") and          Face of Receipt  - Top Center.
     identity of deposited securities

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

                                                                   Location in Form of Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

3.    Fees and charges which may be imposed directly  or           Face of Receipt - Paragraph (10).
      indirectly on holders of ADSs

ITEM 2.  AVAILABLE INFORMATION                                     Face of Receipt - Paragraph (13).

      The Company furnishes the United States Securities and Exchange Commission (the "Commission") with certain public reports and documents required by the laws of Switzerland or otherwise in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934. These public reports and documents can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission in Washington, D.C.

                                   PROSPECTUS

            The Prospectus consists of the proposed form of American Depositary Receipt (the "ADR") included as Exhibit A to the Second Amended and Restated Deposit Agreement, dated as of May 23, 2007, filed as Exhibit (a) (i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. EXHIBITS

      (a) Second Amended and Restated Deposit Agreement, dated as of May 23, 2007 (the "Deposit Agreement"), by and among Nestle S.A. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and the Holders and Beneficial Owners of American Depositary Shares issued thereunder (including the form of ADR to be issued thereunder). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c)(i) Amended and Restated Rule 144A Deposit Agreement, dated as of June 15, 2004, by and among the Company, Citibank, N.A.as Rule 144A depositary (the "Rule 144A Depositary"), and all Holders and Beneficial Owners of Rule 144A American Depositary Receipts evidencing Rule 144A American Depositary Shares (the "Rule 144A ADSs") issued thereunder. -- Filed herewith as Exhibit (c) (i).

      (c)(ii) Letter Agreement, dated as of June 15, 2004, between Citibank, N.A., as Rule 144A Depositary and the Company, in respect of the termination of the Rule 144A Deposit Agreement, the cancellation of the Rule 144A American Depositary Shares issued thereunder and the exchange of Rule 144A ADSs for American Depositary Shares issued under the Deposit Agreement -- Filed herewith as Exhibit
              (c) (ii).

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)     Certificate under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

ITEM 4. UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, by and among Nestle S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of May, 2008.

                                    Legal entity created by the Second Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, every four (4) American Depositary Shares representing one
                                    (1) registered share, nominal value CHF 1 per share, of Nestle S.A.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susanna Ansala
                                        ----------------------------------------
                                        Name:  Susanna Ansala
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Nestle S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Vevey, Country of Switzerland, on April 10, 2008.

                                    NESTLE S.A.


                                    By: /s/ David P. Frick
                                        ----------------------------------------
                                        Name:  David P. Frick
                                        Title: Member Executive Board

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Peter Brabeck-Letmathe, Paul Bulcke, James Singh, Hans Peter Frick and David Frick to act individually as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities as of April 10, 2008:

                 Signature                                  Title
                 ---------                                  -----

/s/ Peter Brabeck-Letmathe                    Chairman of the Board of Directors
--------------------------------------------
Name:  Peter Brabeck-Letmathe

/s/ Paul Bulcke                               Chief Executive Officer
--------------------------------------------  (Principal Executive Officer)
Name:  Paul Bulcke

/s/ Andreas Koopmann                          Director
--------------------------------------------
Name:  Andreas Koopmann

/s/ Rolf Hanggi                               Director
--------------------------------------------
Name:  Rolf Hanggi

/s/ Edward George                             Director
--------------------------------------------
Name:  Edward George (Lord George)

/s/ Kaspar Villiger                           Director
--------------------------------------------
Name:  Kaspar Villiger

/s/ Jean-Pierre Meyers                        Director
--------------------------------------------
Name:  Jean-Pierre Meyers

/s/ Beat W. Hess                              Director
--------------------------------------------
Name:  Beat W. Hess

                 Signature                                  Title
                 ---------                                  -----

/s/ Andre Kudelski                            Director
--------------------------------------------
Name:  Andre Kudelski

/s/ Daniel Borel                              Director
--------------------------------------------
Name:  Daniel Borel

/s/ Carolina Muller-Mohl                      Director
--------------------------------------------
Name:  Carolina Muller-Mohl

/s/ Gunter Blobel                             Director
--------------------------------------------
Name:  Gunter Blobel

/s/ Naina Lal Kidwai                          Director
--------------------------------------------
Name:  Naina Lal Kidwai

/s/ Jean-Rene Fourtou                         Director
--------------------------------------------
Name:  Jean-Rene Fourtou

/s/ Steven George Hoch                        Director
--------------------------------------------
Name:  Steven George Hoch

/s/ James Singh                               Chief Financial Officer
--------------------------------------------  (Principal Financial and
Name:  James Singh                            Accounting Officer)

/s/ Don Gosline                               Authorized Representative in the
--------------------------------------------  United States
Name:  Don Gosline

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------

   (a)              Second Amended and Restated Deposit
                    Agreement, dated as of May 23, 2007

   (c) (i)          Amended and Restated Rule 144A Deposit
                    Agreement, dated as of June 15, 2004

   (c) (ii)         Letter Agreement, dated as of June 15, 2004

   (d)              Opinion of counsel to the Depositary

   (e)              Certificate under Rule 466